UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

(Name of the Issuer)

China Zenix Auto International Limited

Mr. Jianhui Lai

Newrace Limited

Newrace Mergersub Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0001 per share

American Depositary Shares, each representing four Ordinary Shares

(Title of Class of Securities)

16951E104*

(CUSIP Number)

China Zenix Auto International Limited No. 1608, North Circle Road State Highway Zhangzhou, Fujian Province 363000 People’s Republic of China Telephone: +86 596 2600308	Mr. Jianhui Lai Newrace Limited Newrace Mergersub Limited c/o No. 1608, North Circle Road State Highway Zhangzhou, Fujian Province 363000 People’s Republic of China Telephone: +86 596 2600928

With copies to:

Fang Xue, Esq. Qi Yue, Esq. Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road, Chaoyang District Beijing 100025 People’s Republic of China +86 10 6502 8500	Yudong Zhao, Esq. Zhong Lun Law Firm 6/10/11/16/17F, Two IFC 8 Century Avenue Pudong New Area, Shanghai People’s Republic of China +86 21 6061 3006	Virginia Tam, Esq. K&L Gates LLP 44/F Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong People’s Republic of China +852.2230 3535

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer

d.	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation**	Amount of Filling Fee***
US$16,986,456	US$1,574.64

*	This CUSIP applies to American depositary shares, each representing four ordinary shares.
**

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per ordinary share cash payment of US$0.27 for 62,912,800 issued and outstanding ordinary shares of the issuer (including shares represented by American depositary shares) subject to the transaction (the “Transaction Valuation”).

***

The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2022, was calculated by multiplying the Transaction Valuation by 0.0000927.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,574.64	Filing Party: China Zenix Auto International Limited
Mr. Jianhui Lai
Newrace Limited
Newrace Mergersub Limited

Form or Registration No.: Schedule 13E-3	Date Filed: November 5, 2021

(File No. 005-86548)

INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Final Amendment”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) China Zenix Auto International Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (the “Company”), the issuer of the ordinary shares, par value US$0.0001 per share (each, a “Share,” and collectively, the “Shares”), including Shares represented by American depositary shares (each, an “ADS,” and collectively, the “ADSs”), each representing four Shares that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Jianhui Lai, the chairman and chief executive officer of the Company (the “Chairman”); (c) Newrace Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (“Parent”); and (d) Newrace Mergersub Limited, an exempted company with limited liability incorporated under the laws of the British Virgin Islands, and a wholly owned subsidiary of Parent (“Merger Sub”).

This Final Amendment relates to the Agreement and Plan of Merger, dated as of October 19, 2021, by and between the Company and Parent (the “Merger Agreement”), which was joined by Merger Sub on October 20, 2021, providing for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of Parent (the “Merger”).

This Final Amendment is being filed pursuant to Rule 13e-3(d) to report the results and other relevant information of the transaction that is the subject of the Final Amendment.

All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

Item 15.	Additional Information.

Item 15(c)	is hereby amended and supplemented as follows:

On January 21, 2022, at 10:00 am (Beijing time), a general meeting of shareholders of the Company was held at No. 1608, North Circle Road State Highway Zhangzhou, Fujian Province, People’s Republic of China. At the general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the plan of merger with respect to the Merger (together with the Articles of Merger, the “Plan of Merger”) and the articles of merger required to be filed with the Registrar of Corporate Affairs of the British Virgin Islands in connection with the Merger (the “Articles of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”).

On January 26, 2022, the Company and Merger Sub filed the Plan of Merger with the Registrar of Corporate Affairs of the British Virgin Islands, which was registered by the Registrar of Corporate Affairs of the British Virgin Islands as of January 26, 2022, pursuant to which the Merger became effective on January 26, 2022 (the “Effective Time”). As a result of the Merger, the Company became a wholly owned subsidiary of Parent. The consummation of Merger was financed through cash contribution by Parent and its affiliates.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined below), Dissenting Shares (as defined below) and Shares represented by ADS, was canceled in exchange for the right to receive US$0.27 in cash per Share without interest (the “Per Share Merger Consideration”), and each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing or that are the Excluded Shares, represented only a right to receive US$1.08 in cash per ADS, without interest (the “Per ADS Merger Consideration”), after deduction of applicable fees, expenses, taxes and governmental charges, except:

(a) (i) Shares (including Shares represented by ADSs) held by Parent, Merger Sub and any of their respective affiliates, (ii) Shares (including Shares represented by ADSs) beneficially owned by the Company or any subsidiary of the Company or held in the Company’s treasury, and (iii) Shares (including Shares represented by ADSs) held by the ADS depositary and reserved for issuance, settlement and allocation pursuant to any incentive plan, in each case, immediately prior to the Effective Time (collectively, the “Excluded Shares”); and

(b) Shares owned by registered shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger (the “Dissenting Shares”) in accordance with Section 179 of the BVI Business Companies Act, as amended (the “BVI Companies Act”), which were canceled and cease to exist at the Effective Time in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 179 of the BVI Companies Act.

In addition, the Financial Industry Regulatory Authority (“FINRA”) was notified about the Merger on January 27, 2022. Effective as of February 2, 2022, FINRA removed the Company’s symbol “ZXAIY” prior to the start of trading, and the Company’s ADSs ceased to be quoted on the OTC Pink.

The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC on or around February 14, 2022. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16	Exhibits

(a)-(1)	Proxy Statement of the Company dated December 20, 2021 (the “Proxy Statement”).

(a)-(2)	Notice of General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex G to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated October 19, 2021, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on October 19, 2021.

(a)-(6)	Press Release issued by the Company, dated November 30, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 1, 2021.

(a)-(7)	Press Release issued by the Company, dated December 17, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 17, 2021.

(a)-(8)	Press Release issued by the Company, dated January 21, 2022, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on January 21, 2022.

(a)-(9)	Press Release issued by the Company, dated January 27, 2022, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on January 28, 2022.

(c)-(1)	Opinion of Duff & Phelps, A Kroll Business operating as Kroll, LLC (“Duff & Phelps”), dated October 19, 2021, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)	Discussion Materials prepared by Duff & Phelps for discussion with the special committee of the board of directors of the Company, dated October 19, 2021.

(d)-(1)	Agreement and Plan of Merger, dated as of October 19, 2021, between the Company and Parent, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Joinder to Agreement and Plan of Merger, dated as of October 20, 2021, by Merger Sub to the Company and Parent, incorporated herein by reference to Annex A to the Proxy Statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 179 of the BVI Companies Act, incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

EXHIBIT INDEX

(a)-(1)	Proxy Statement of the Company dated December 20, 2021 (the “Proxy Statement”).

(a)-(2)	Notice of General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex G to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated October 19, 2021, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on October 19, 2021.

(a)-(6)	Press Release issued by the Company, dated November 30, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 1, 2021.

(a)-(7)	Press Release issued by the Company, dated December 17, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 17, 2021.

(a)-(8)	Press Release issued by the Company, dated January 21, 2022, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on January 21, 2022.

(a)-(9)	Press Release issued by the Company, dated January 27, 2022, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on January 28, 2022.

(c)-(1)	Opinion of Duff & Phelps, A Kroll Business operating as Kroll, LLC (“Duff & Phelps”), dated October 19, 2021, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)	Discussion Materials prepared by Duff & Phelps for discussion with the special committee of the board of directors of the Company, dated October 19, 2021.

(d)-(1)	Agreement and Plan of Merger, dated as of October 19, 2021, between the Company and Parent, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Joinder to Agreement and Plan of Merger, dated as of October 20, 2021, by Merger Sub to the Company and Parent, incorporated herein by reference to Annex A to the Proxy Statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 179 of the BVI Companies Act, incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2022

China Zenix Auto International Limited

By:	/s/ Jianhui Lai
Name: Jianhui Lai
Title: Chief Executive Officer

Mr. Jianhui Lai

/s/ Jianhui Lai

Newrace Limited

By:	/s/ Jianhui Lai
Name: Jianhui Lai
Title: Director

Newrace Mergersub Limited

By:	/s/ Jianhui Lai
Name: Jianhui Lai
Title: Director

[Signature Page to Schedule 13E-3 Transaction Statement Amendment No. 3]

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